Exhibit 99.2

SUBSCRIPTION AGREEMENT SUPPLEMENT

This Subscription Agreement Supplement (this “Agreement”) is entered into as of November 23, 2015 by and among SouFun Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Listco”), Safari Group Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Share Purchaser”) and Safari Group CB Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Note Purchaser”, together with the Share Purchaser, the “Purchasers” ). Listco and the Purchasers hereinafter are referred to collectively as the “Parties” and each as a “Party”.

WHEREAS, Listco and the Purchasers entered into a subscription agreement dated as of September 17, 2015 (the “Subscription Agreement”) for the subscription by the Purchasers of the Purchased Securities; and

WHEREAS, the Parties desire to enter into this Agreement to govern certain of their rights, duties and obligations in connection with the transactions contemplated by the Subscription Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound hereto hereby agree as follows.

1.        Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Subscription Agreement.

2.        Amendment. Listco, the Purchasers hereby agree that Section 5.18 (Lock-up) of the Subscription Agreement shall be deleted from the Subscription Agreement in its entirety.

3.        Confidentiality

(a)        Each Party shall keep confidential any non-public material or information with respect to the business operations, financial conditions, and other aspects of any other Party which it is aware of, or have access to, in signing or performing this Agreement (including written or non-written information, the “Confidential Information”). Confidential Information shall not include any information that is (a) previously known on a non-confidential basis by the receiving party, (b) in the public domain through no fault of such receiving party, its Affiliates or its or its Affiliates’ officers, directors or employees, (c) received from a party other than Listco or Listco’s representatives or agents, so long as such party was not, to the knowledge of the receiving party, subject to a duty of confidentiality to Listco or (d) developed independently by the receiving party without reference to confidential information of the disclosing party. No Party shall disclose such Confidential Information to any third party. Any Party may use the Confidential Information only for the purpose of, and to the extent necessary for performing this Agreement; and shall not use such Confidential Information for any other purposes. The Parties hereby agree, for the purpose of this Section 3, that the existence and terms and conditions of this Agreement shall be deemed as Confidential Information.

(b)        Notwithstanding any other provisions in this Section 3, if any Party believes in good faith that any announcement or notice must be prepared or published pursuant to applicable Laws (including any rules or regulations of any securities exchange or valid legal process) or information is otherwise required to be disclosed to any Governmental Authority, such Party may, in accordance with its understanding of the applicable Laws, make the required disclosure in the manner it deems in compliance with the requirements of applicable Laws; provided that the Parties, to the extent permitted by applicable Law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by Law or any listing agreement with or requirement of the NYSE or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable Law or any listing agreement with or requirement of the NYSE or any other applicable securities exchange and if reasonably practicable, inform the other Party about the disclosure to be made pursuant to such requirements prior to the disclosure.

(c)        Each Party may disclose the Confidential Information only to its Affiliates and its and its Affiliates’ officers, directors, employees, agents and representatives on a need-to-know basis in the performance of this Agreement; provided that, such Party shall ensure such Persons strictly abide by the confidentiality obligations hereunder. For the avoidance of doubt, all of Carlyle’s and its Affiliates’ limited partners and future investors shall be deemed as the Purchasers’ Affiliates and/or representatives for the purpose of this Section 3.

(d)        The confidentiality obligations of each Party hereunder shall survive the termination of this Agreement. Each Party shall continue to abide by the confidentiality clause hereof and perform the obligation of confidentiality it undertakes until the disclosing party approves release of that obligation or until a breach of the confidentiality clause hereof will no longer result in any prejudice to the disclosing party.

4.        Governing Law This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws thereunder.

5.        Arbitration

(a)        Any dispute, controversy, difference or claim arising out of or relating to this letter agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted.

(b)        The law of this arbitration clause shall be Hong Kong law.

(c)        The seat of arbitration shall be Hong Kong.

(d)        The number of arbitrators shall be three. The arbitrators shall be appointed in accordance with the HKIAC rules. The arbitration proceedings shall be conducted in English.

(e)        It shall not be incompatible with this arbitration agreement for any party to seek interim or conservatory relief from courts of competent jurisdiction before the constitution of the arbitral tribunal.

6.        Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. A facsimile or “PDF” signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

7.        Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the Parties’ intent in entering into this Agreement.

8.        Notices. Except as may be otherwise provided herein, any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one (1) Business Day after deposit with an internationally recognized overnight courier service; or (d) when sent by confirmed electronic mail if sent during normal business hours of the recipient, or if not, then on the next Business Day, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to Listco:

SouFun Holdings Limited

Address:	F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, The People’s Republic of China
Telephone:	+86-10-5631 8000
Email:	vincentmo@soufun.com
Facsimile:	+86-10-5631 8010
Attention:	Mr. Vincent Mo

with a copy (for informational purposes only) to:

Wilson Sonsini Goodrich & Rosati

Address:	Unit 2901, 29F, Tower C, Beijing Yintai Centre, Chaoyang District, Beijing 100022, The People’s Republic of China
Telephone:	+86-10-6529-8300
Email:	douyang@wsgr.com
Facsimile:	+86-10-6529-8399
Attention:	Ms. Dan Ouyang, Esq.

If to the Purchasers:

Safari Group Holdings Limited

Safari Group CB Holdings Limited

Address:	1001 Pennsylvania Ave NW, Suite 220 South, Washington, DC 20004
Email:	Norma.kuntz@carlyle.com
Facsimile:	+1 202-729-5646
Attention:	Norma Kuntz

with a copy (for informational purposes only) to:

Skadden, Arps, Slate, Meagher & Flom

Address:	42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong
Telephone:	+86-21-6193 8282/+86-10-6535 5599
Email:	gregory.miao@skadden.com/peter.huang@skadden.com
Facsimile:	+86-21-6193 8383/+86-10-6535 5699
Attention:	Gregory Miao, Esq./Peter Huang, Esq.

A Party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 8 by giving the other Party written notice of the new address in the manner set forth above.

9.        Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the Parties. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Party.

10.       Construction. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by both Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

11.       Further Assurances. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

12.       Specific Performance. The Parties acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the Parties shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting any bond or other undertaking.

13.       Amendment; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by both Parties. The observance of any provision in this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of the Party against whom such waiver is to be effective. Any amendment or waiver effected in accordance with this Section 13 shall be binding upon the Parties and their respective assigns. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any Party, upon any breach, default or noncompliance by any other Party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SOUFUN HOLDINGS LIMITED

By:	/s/ Tianquan Mo
Name: Vincent Tianquan Mo
Title: Chairman and CEO

[Signature Page to Subscription Agreement Supplement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SAFARI GROUP HOLDINGS LIMITED

By:	/s/ Wayne Bannon
Name: Wayne Bannon
Title: Authorized Signatory

[Signature Page to Subscription Agreement Supplement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SAFARI GROUP CB HOLDINGS LIMITED

By:	/s/ Wayne Bannon
Name: Wayne Bannon
Title: Authorized Signatory

[Signature Page to Subscription Agreement Supplement]